SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D




                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                            CHAPARRAL RESOURCES, INC.
                                (Name of Issuer)

                    Common Stock, Par Value, $0.10 Per Share
                         (Title of Class of Securities)

                                   159420207
                                 (CUSIP Number)


                               Gaetano J. Casillo
                          Allen & Company Incorporated
           711 Fifth Avenue, New York, New York 10022, (212) 832-8000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 April 21, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e),(f) or (g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SCHEDULE 13D

-------------------
CUSIP No. 159420207
-------------------

===========================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
         Allen Holding Inc.
---------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [x]
                                                              (b)  [ ]
---------------------------------------------------------------------------
3  SEC USE ONLY
---------------------------------------------------------------------------
4        SOURCE OF FUNDS Not Applicable
---------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                 [ ]
---------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
---------------------------------------------------------------------------
7  SOLE VOTING POWER
186,286 (includes 44,196 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
---------------------------------------------------------------------------
8  SHARED VOTING POWER
         0
---------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
186,286 (includes 44,196 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
---------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
         0
---------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,286 (includes 44,196 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                [x]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         18.3%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
                  HC
==============================================================================

                                                                SCHEDULE 13D

-------------------
CUSIP No. 159420207
-------------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Allen & Company Incorporated
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [x]
                                                                      (b)  [ ]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4        SOURCE OF FUNDS Not Applicable
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                        [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
------------------------------------------------------------------------------
7 SOLE VOTING POWER
186,286 (includes 44,196 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
         0
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
186,286 (includes 44,196 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
         0
---------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,286 (includes 44,196 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                       [x]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         18.3%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
                  CO, BD
==============================================================================

                                 AMENDMENT NO. 5
                                     TO THE
                                  SCHEDULE 13D

     At a Special Meeting of the shareholders of Chaparral Resources, Inc. (the "Issuer") held on April 21, 1999, the shareholders approved a proposal to amend Issuer's Amended and Restated Articles of Incorporation to effect, as of April 21, 1999, a reverse stock split in which one new share of common stock, par value $0.10 per share (the "Common Stock"), of the Issuer was exchanged for every 60 shares of common stock, par value $0.10 per share, of the Issuer presently authorized, issued, and outstanding. In addition, the shareholders of the Issuer approved a proposal to re-incorporate the Issuer under the laws of Delaware.

     The Reporting Persons hereby amend their Schedule 13D relating to the Common Stock of the Issuer, to reflect the Issuer's reverse stock split. The reverse split caused no change in the Reporting Persons' beneficial ownership of the Common Stock.

Item 5.           Interest in Securities of the Issuer

     (a) As of the close of business on March 31, 1999, the Reporting Persons, by virtue of the language of Rule 13d-3(d)(1)(i), may be deemed to own beneficially in the aggregate 186,286 (including 44,196 shares underlying warrants) shares of the Issuer's Common Stock which constitutes approximately 18.3% of the outstanding shares (based upon the number of shares that were reported to be outstanding by the Issuer in a telephone conversation on May 7,
1999).

==============================================================================
        Name                                Shares of Common Stock                                        Percentage
-----------------------------------------------------------------------------
Allen Holding Inc.                                   186,286 (1)(2)(3)(4)                                                  18.3%
-----------------------------------------------------------------------------
Allen & Company Incorporated                         186,286 (1)(2)(3)                                             18.3%
-----------------------------------------------------------------------------
==============================================================================

Includes 44,196 shares underlying warrants to purchase shares of the Issuer's Common Stock. The number of Warrants reflected herein includes 3,750 warrants that ACI acquired and holds for the benefit of certain of its officers, directors and employees.

     (2) Does not include certain shares owned directly by certain officers and stockholders of ACI and AHI with respect to which ACI and AHI disclaim beneficial ownership. Certain officers and stockholders of AHI and ACI may be deemed to beneficially own certain shares of the Issuer's Common Stock reported to be beneficially owned directly by ACI and AHI.

(3) Excludes shares held in ACI's market maker account.

(4) Represents shares owned by ACI, a wholly-owned subsidiary of AHI.

                  (c) Other than the trades effected by ACI in its capacity as a market maker, no trades involving Issuer's Common Stock were made by ACI or AHI for their own accounts in the past 60 days.

Item 7.           Material to be Filed as Exhibits.

     Exhibit A: Officers and Directors of Allen Holding Inc. and Allen & Company Incorporated - incorporated by reference to Amendment no.4 to this Schedule 13D.

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  May 7, 1999


ALLEN HOLDING INC.


         By:      /s/ Gaetano J. Casillo
----------------------------------------
              Gaetano J. Casillo
              Vice President

ALLEN & COMPANY INCORPORATED


         By:  /s/ Gaetano J. Casillo
----------------------------------------
              Gaetano J. Casillo
              Vice President
135661

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  May 7, 1999

ALLEN HOLDING INC.


         By:
----------------------------------------
              Gaetano J. Casillo
              Vice President

ALLEN & COMPANY INCORPORATED


         By:
----------------------------------------
              Gaetano J. Casillo
           Vice President

135661